May 1, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-3628

Attn:	Celeste M. Murphy

Legal Branch Chief

Re:	Lighting Science Group Corporation

Preliminary Proxy Statement filed on Schedule 14A

Filed April 17, 2013

File No. 000-20354

Dear Ms. Murphy:

On behalf of Lighting Science Group Corporation (the “Company”), this letter sets forth the responses of the Company to the comments and requests for additional information (each a “Comment” and together the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 30, 2013 (the “Comment Letter”), with respect to the above-referenced filing (the “Filing”). For your convenience, we have repeated in bold type the Comments as set forth in the Comment Letter. The Company’s response to each Comment is set forth immediately below the text of the applicable Comment.

If the Staff is in agreement with the Company’s response to each Comment, the Company will file through EDGAR an amendment to the Filing and separately forward courtesy copies to the Staff of the amended Filing marked to show changes from the original Filing.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Filing.

General

1.	We note that in proposal 2 you seek approval for a series of amendments to your certificate of incorporation which address various different substantive matters. Please provide us with your analysis explaining why you do not believe that this

Haynes and Boone, LLP

Attorneys and Counselors

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7672

Phone: 214.651.5000

Fax: 214.651.5940

proposal should be unbundled and presented as separate proposals in accordance with Rule 14a-4(a)(3). See the Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (September 2004) for additional guidance.

RESPONSE: In response to the Staff’s Comment, the Company proposes to revise the Filing to unbundle the amendments to the Company’s certificate of incorporation set forth in Proposal 2 of the Filing. As amended, the Filing will include the following proposals, each of which will be voted on separately at the Annual Meeting:

Proposal 1: Election of Directors

Proposal 2: Approval of the Amendment to the Company’s Amended and Restated Certificate of Incorporation to Reallocate Shares of Capital Stock

Proposal 3: Approval of the Amendment to the Company’s Amended and Restated Certificate of Incorporation to Amend the Voting Rights of Holders of Common Stock with Respect to Amendments to the Terms of Outstanding Preferred Stock

Proposal 4: Approval of the Amendment to the Company’s Amended and Restated Certificate of Incorporation to Remove References to the Series G Preferred Stock

Proposal 5: Approval of the Amendment and Restatement of the Company’s Series H Certificate of Designation and Series I Certificate of Designation

Proposal 6: Ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for fiscal 2013

2.	Please revise to address any material drawbacks to common shareholders of reallocating your capital stock and permitting the holders of any class or series of your preferred stock to amend the terms of such class or series without the vote of the holders of your common stock.

RESPONSE: In response to the Staff’s Comment, the Company proposes to amend the Filing to address the material drawbacks to our common stockholders of reallocating shares of capital stock from preferred stock to common stock and permitting the holders of any class or series of preferred stock to amend the terms of such class or series without the vote of the holders of common stock. Specifically, the Company proposes to add the following sections to new Proposals 2 and 3, respectively:

Proposal 2

“Effects and Risks of Reallocating the Common Stock

The additional shares of capital stock that will be allocated from preferred stock to common stock pursuant to this proposed amendment will be issuable upon approval by our Board without further vote of our stockholders, except as may be required in particular cases by our Amended and Restated Charter, applicable law or regulatory agencies. The issuance in the future of such additional authorized shares of common stock or securities convertible into common stock may have the effect of diluting the earnings per share, book value per share, voting power and stock ownership percentage of the currently outstanding shares of common stock.

In addition, the availability of additional shares of common stock for issuance could, under certain circumstances, discourage or make more difficult efforts to obtain control of the Company from Pegasus Capital. For instance, such additional shares could be issued to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provisions of our Amended and Restated Certificate of Incorporation or Bylaws. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company. This proposal is not being presented with the intent that it be used to prevent or discourage any acquisition attempt, but nothing would prevent the Board from taking any appropriate actions not inconsistent with its fiduciary duties.”

Proposal 3

“Effects and Risks of Permitting Amendments to the Terms of Preferred Stock without Requiring the Vote of Common Stockholders

If this Proposal 3 is approved, the Company could amend the terms of a class or series of preferred stock in a manner adverse to the holders of common stock without the vote or approval of such holders. For example, such amendment could grant to the holders of preferred stock, among other things, dividend rights, enhanced conversion rights, or superior voting, approval or other rights. Any such amendment could significantly dilute the equity interest of the holders of common stock, subordinate the rights of the holders of common stock, and adversely affect the market price of our common stock. Additionally, unless otherwise required by the Exchange Act or Delaware law, the proposed amendment would relieve the Company of its obligation to provide certain information to the holders of its common stock (through the solicitation of proxies or otherwise) with respect to amendments to the terms of a series or class of its preferred stock.”

3.	Please revise your disclosure of proposal 3 to explain why you agreed to make these amendments to your certificates of designation. In addition, please revise your disclosure to provide a clear summary of the possible consequences of the proposed amendments to your existing shareholders, including potential dilution or decreased voting power.

RESPONSE: In response to the Staff’s Comment, the Company proposes to amend the Filing to disclose the reasons why the Company agreed to make the amendments to the Certificates of Designation and to summarize the possible consequences of the proposed amendments by adding the following sections to the new Proposal 5:

“Background to the Proposed Amendment and Restatement of the Certificates of Designation

We have historically experienced limited access to the capital and credit markets and have been dependent on affiliates of Pegasus Capital for our liquidity needs because other sources of liquidity have been insufficient or unavailable to meet our needs. The Preferred Offering and the September 2012 Preferred Offering represented opportunities for the Company to access the capital markets to improve its liquidity position and raise a significant amount of capital from sources other than Pegasus Capital.

In connection with the Preferred Offering, we granted certain rights to Riverwood in recognition of its significant investment in the Company and its assistance in raising an aggregate of $67.1 million in the Preferred Offering. These rights included the right to designate two directors on behalf of the holders of the Series H Preferred Stock and the right to control whether holders of Series H Preferred Stock could require the Company to redeem their Preferred Shares.

In connection with the negotiations relating to the September 2012 Preferred Offering, Zouk and Portman requested certain additional protections in connection with their investment in the Company, including the acceleration of the first date on which holders of Preferred Shares could require the Company to redeem their Preferred Shares, preemptive rights to participate in any offering of debt securities to certain of our current equity holders and the right to elect one additional director to the Board on behalf of the holders of Series H Preferred Stock, which right would be controlled by Zouk. As part of the negotiations and because the transaction required the consent of Riverwood and Pegasus (as the Primary Investors of the Series H Preferred Stock and the Series I Preferred Stock, respectively), the Company, Zouk and Portman agreed that any amendments to the terms of the Series H Preferred Stock would also be made to the terms of the Series I Preferred Stock. In recognition of the significant investment by Zouk and Portman in the Company, the Company contractually agreed to submit the Amended and Restated Certificates of Designation for the requisite approval of the stockholders, and to recommend that the Company’s stockholders vote in favor of the Amended and Restated Certificates of Designation.

Effects and Risks of the Amended and Restated Certificates of Designation

If Proposal 5 is approved, the substantive changes to the Certificates of Designation could subject the holders of common stock to certain risks and uncertainties. Specifically, the Amended and Restated Certificates of Designation will accelerate (from November 25, 2015 to September 25, 2015) the first date on which holders of Preferred Shares can require the Company to redeem their Preferred Shares. As a result, the Company may be required to fund a large redemption payment to the preferred stockholders two months earlier than originally agreed. If the Company is not able to redeem the Preferred Shares on the accelerated schedule, Riverwood would be permitted to exercise its preexisting “Control Event” rights set forth in Section 5(e) of the Series H Certificate of Designation, which include the rights to (i) appoint a majority of the Board, (ii) cause the Company to redeem, and require the Board to facilitate the redemption of, the Preferred Shares and (iii) initiate a debt or equity offering or other financing, or sale of the Company to a third party (other than an affiliate of Riverwood Capital) or any other transaction to facilitate the Company’s redemption of the Preferred Shares. Subject to applicable law, Riverwood would be permitted to exercise its Control Event rights in its sole discretion without the approval of any other party, including the holders of common stock.

In addition, the Amended and Restated Series H Certificate of Designation increases the number of directors that the holders of Series H Preferred Stock are permitted to elect to the Board from two to three members of the Board and provides Zouk with the right to elect one of such directors on behalf of the holders of Series H Preferred Stock. This change provides the holders of Series H Preferred Stock with an additional Board seat and, therefore, greater influence over Board and Company decisions that may impact the holders of common stock.”

Please direct any questions or comments concerning the Filing or this response to the undersigned at (214) 651-5273.

Sincerely,

/s/ Ryan Cox

Ryan Cox

Haynes and Boone, LLP

ryan.cox@haynesboone.com

Phone: (214) 651-5273

Fax: (214) 200-0534

cc:	Zvi Raskin, General Counsel

Lighting Science Group Corporation

E-mail: zvi.raskin@lsgc.com

Phone: (321) 610-9492

Fax: (321) 779-5521